Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: September 9, 2022
 Broadcom Software published the following two posts on LinkedIn:

 The text of the CRN interview with Hock Tan, Broadcom Inc., President and Chief Executive Officer, accessible through the link included in the posts above is reproduced here:  CRN  Q  As you progress in the VMware acquisition, what have you learned about their partners?  Hock Tan  A  The VMware partners are a valuable asset that we want to embrace. Their partner network is scaled, global and it works.  CRN  Q  How does VMware align with other parts of the Broadcom Software Group?  Hock Tan  A  We see opportunities to create even more value for partners with existing Broadcom Software solutions. Our cybersecurity and agile management solutions complement what partners are already doing with VMware technologies. We can reintroduce these solutions to a broader partner audience and create enhanced value for partners and the customers they serve.  CRN  Q  What have partners been asking?  Hock Tan  A  With any transaction, stakeholders want to know, “How does this affect me?” For partners, they want to know whether following close their existing relationship with VMware will change, whether we plan to adjust VMware’s go-to market strategy, and what our plans are for VMware’s product roadmap. For Broadcom, it makes business sense to support and embrace VMware’s partners to provide additional opportunities to sell our technologies. And while we may not have all the answers today, we will keep them informed of our post-closing plans.  CRN  Q  Is there a role that partners can play in Broadcom Software’s enterprise accounts?  Hock Tan A  Yes. While we have a direct sales model with Broadcom’s large enterprise accounts, we want to ensure partners have an opportunity to work with us strategically and support those accounts, where both Broadcom and partners have relationships and footprints, and both can benefit. In particular, given the scale we will now have across the portfolio, it opens up new opportunities to engage with the channel to support and engage other customers. We’ll work through the best way to do this with VMware following close.

 CRN  Q  How do you avoid changes that impact channel partners’ business?  Hock Tan A  VMware has the necessary scale and a wide product portfolio that will allow us to engage with and really embrace the channel. We want to build on these strengths and sustain the long-term relationships VMware has with its partners to provide customers of all sizes with choice and flexibility.

 Cautionary Note Regarding Forward-Looking Statements  This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.  These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; cyber-attacks, information security and data privacy; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature.  These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

 No Offer or Solicitation  This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  Additional Information about the Transaction and Where to Find It  In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and  security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.  Participants in the Solicitation  Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021. Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.